                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*
                                          ---

                                  Casmyn Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   1476191002
           --------------------------------------------------------
                                 (CUSIP Number)

                   Mark S. Zucker c/o Anvil Investors, Inc.,
            100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
                                 (310) 917-6600
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 31, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
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CUSIP No. 05349F-20-4                 13D                 Page  2  of  3  Pages
          -----------                                          ---    ---

     Anvil Investment Partners, L.P.
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      34,019,870
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      34,019,870
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     34,019,870
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.58%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
(15) *This Schedule 13D incorporates by reference all other information contained in that certain Schedule 13D filed by Anvil Investment Partners, L.P. with the S.E.C. and dated July 8, 1998 pertaining to the June 12, 1998 event which required the filing of Schedule 13D.
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         Common Stock

         Casmyn Corp.
         1500 West Georgia Street, 18th Floor
         Vancouver, B.C. V6G2Z6

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D incorporates by reference all other information contained in that certain Schedule 13D filed by Anvil Investment Partners, L.P. with the S.E.C. and dated July 8, 1998 pertaining to the June 12, 1998 event which required the filing of Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds was Anvil Investment Partners, L.P. The aggregate amount paid for the newly acquired shares was $16,412.18.

ITEM 4.  PURPOSE OF TRANSACTION

         The transaction was undertaken for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         i. As of January 11, 1999, the Reporting Persons beneficially own in the aggregate 34,019,870 of the Issuer's outstanding Common Stock, which constitutes 15.58% of the Issuer's outstanding Common Stock and 63,822 shares of the Issuer's non-voting Preferred Stock which is convertible into shares of Issuer's Common Stock. By virtue of the relationship described in Item 2 above, both Mr. Zucker and Anvil Investors, Inc. may be deemed to have beneficial ownership of the Issuer's shares owned by Anvil.

         ii. Of the aggregate shares that are being reported, Mr. Zucker and Anvil Investors, Inc. may be deemed to have the power to direct the voting and disposition of 34,019,870 shares beneficially owned.

         iii. During the past 60 days, Anvil acquired shares of the Common Stock on the following date:

              (1) December 31, 1998 - 16,412,176 shares through the purchase of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference all other information contained in that certain Schedule 13D filed by Anvil Investment Partners, L.P. with the S.E.C. and dated July 8, 1998 pertaining to the June 12, 1998 event which required the filing of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date
                                                 /s/ Mark S. Zucker
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)